
September 22, 2020

Michael Bonner
Senior Director Accounting & Finance, Chief Financial Officer
CUMBERLAND PHARMACEUTICALS INC
2525 West End Avenue, Suite 950
Nashville, TN 37203

> **Re: CUMBERLAND PHARMACEUTICALS INC**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **File No. 001-33637**

Dear Mr. Bonner:

　　We have reviewed your September 19, 2020 response to our August 17, 2020 oral comment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to this comment, we may have additional comments.

Item 2.02 Form 8-K filed May 20, 2020

Exhibit 99.1, page 10

1. 　　We note your response to our oral comment issued on August 17, 2020 related to your non-GAAP earnings measure. In light of the fact that you acquired the Vibativ brand with cash, we continue to believe that you should not refer to the impact of the Vibativ inventory sold during the periods presented as non-cash. In addition, the adjustment that you historically included in your non-GAAP earnings measure appeared to reflect the sale of Vibativ at a zero cost basis rather than at a cost basis had the inventory been manufactured or purchased in the ordinary course of business. We believe that any discussion of the impact of the Vibativ inventory sold during the periods presented should be limited to the impact of the fair value adjustment that was recorded during purchase accounting.

　　You may contact Jeanne Baker, Staff Accountant, at 202-551-369 or Terence O'Brien, Branch Chief, at 202-551-3355 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences